UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number: 001-38438

Spotify Technology S.A.

(Translation of registrant’s name into English)

42-44, avenue de la Gare

L-1610 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒             Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1):

Yes     ☐             No     ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes     ☐             No     ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Results of Annual General Meeting of the Company

Spotify Technology S.A. (the “Company”) held its 2020 annual general meeting of shareholders and holders of beneficiary certificates on April 22, 2020. The Company’s shareholders and holders of beneficiary certificates considered the following proposals, each of which is described in greater detail in the Company’s proxy statement dated March 13, 2020.

1. Approval of the Company’s Annual Accounts and Consolidated Financial Statements

Based on the votes set forth below, the proposal to approve the Company’s annual accounts for the financial year ended December 31, 2019 and the Company’s consolidated financial statements for the financial year ended December 31, 2019 was approved.

For	Against	Abstain
508,980,495	202,696	929,778

2. Approval of Allocation of the Company’s Annual Results

Based on the votes set forth below, the proposal to approve allocation of the Company’s annual results for the financial year ended December 31, 2019 was approved.

For	Against	Abstain
510,078,283	7,948	26,738

3. Approval of Granting Discharge of Liability of the Board of Directors

Based on the votes set forth below, the proposal to grant discharge of the liability of the members of the Company’s board of directors (the “Board of Directors”) for, and in connection with, the financial year ended December 31, 2019 was approved.

For	Against	Abstain
508,762,286	263,995	1,086,688

4. Appointment of Directors

Based on the votes set forth below, the following directors were elected as members of the Board of Directors for the period ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2020.

	For	Against	Abstain
Daniel Ek (A Director)	494,422,430	15,576,581	113,958
Martin Lorentzon (A Director)	505,958,581	3,985,149	169,239
Shishir Samir Mehrotra (A Director)	506,498,009	3,436,257	178,703
Christopher Marshall (B Director)	499,943,870	10,057,779	111,320
Barry McCarthy (B Director)	509,162,135	844,815	106,019
Heidi O’Neill (B Director)	509,968,337	37,257	107,375
Ted Sarandos (B Director)	509,915,199	86,000	111,770
Thomas Owen Staggs (B Director)	506,960,141	42,183	110,645
Cristina Mayville Stenbeck (B Director)	509,969,959	35,862	107,148
Padmasree Warrior (B Director)	509,967,257	38,917	106,795

5. Appointment of Independent Auditor

Based on the votes set forth below, the proposal to appoint Ernst & Young S.A. (Luxembourg) as the Company’s independent auditor for the period ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2020 was approved.

For	Against	Abstain
510,081,732	9,705	21,532

6. Approval of 2020 Director Remuneration

Based on the votes set forth below, the proposal to approve the directors’ remuneration for the year 2020 was approved.

For	Against	Abstain
459,781,410	50,285,374	46,185

7. Authorization and Empowerment to Execute and Deliver Documents Required by Luxembourg Laws

Based on the votes set forth below, the proposal to authorize and empower each of Mr. Guy Harles and Mr. Alexandre Gobert to execute and deliver, under their sole signature, on behalf of the Company and with full power of substitution, any documents necessary or useful in connection with the annual filing and registration required by the Luxembourg laws.

For	Against	Abstain
510,055,083	27,569	30,317

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spotify Technology S.A.

Date: April 22, 2020	By:	/s/ Horacio Gutierrez
	Name:	Horacio Gutierrez
	Title:	Head of Global Affairs and Chief Legal Officer